

July 16, 2013

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **RE:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Response dated July 11, 2013**
> **File No. 1-14946**

Dear Mr. Gonzalez:

We have reviewed your response letter dated July 11, 2013 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements

Note 24. Contingencies, page F-96

24B. Other Contingencies from Legal Proceedings, page F-97

1. We note your responses to comments three and four in our letter dated June 14, 2013. Please show us in your supplemental response what the revisions will look like in future filings.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief